UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*
ECHOSTAR CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

278768 106
(CUSIP Number)

 Dean A. Manson
Executive Vice President, General Counsel and Secretary
 EchoStar Corporation
 100 Inverness Terrace E.
 Englewood, Colorado 80112
 (303) 706-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

William R. Gouger

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 14,496,212 VOTING SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 14,496,212 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 14,496,212

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 23.7% (2)

14.	TYPE OF REPORTING PERSON IN

(1) “Voting Shares” include all shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Gouger is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 28 shares of Class A Common Stock beneficially owned directly by Mr. Gouger; (ii) 1,450 shares of Class A Common Stock beneficially owned indirectly by Mr. Gouger in the DISH Network Corporation ("DISH Network") 401(k) Employee Savings Plan (the "DISH Network 401(k) Plan"); (iii) 1,640 shares of Class A Common Stock beneficially owned by Mr. Gouger solely by virtue of his position as the sole member of the investment committee (with sole voting and dispositive power) of Centennial Fiduciary Management LLC, which serves as trustee of certain trusts established by Mr. Charles W. Ergen for the benefit of his family; (iv) 9,684,889 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain grantor retained annuity trusts established by Mr. Charles W. Ergen for the benefit of his family of which Mr. Gouger is trustee, including: (A) 7,004,758 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen Three-Year 2015 SATS GRAT (the “2015 GRAT”); and (B) 2,680,131 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen Three-Year 2014 SATS GRAT (the “2014 GRAT”); and (v) 4,808,205 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain other trusts established by Mr. Charles W. Ergen for the benefit of his family of which Mr. Gouger is the sole member of the investment committee of Centennial Fiduciary Management LLC, which serves as trustee, including: (A) 3,560,833 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as the sole member of the investment committee (with sole voting and dispositive power, except as set forth in Item 6 below) of Centennial Fiduciary Management LLC, which serves as trustee of the Ergen 2010 Family Wyoming Trust (which was formerly known as the Ergen 2010 Family Trust and changed its name effective January 1, 2017) (the “2010 Family Trust”); and (B) 1,247,372 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, beneficially owned by Mr. Gouger solely by virtue of his position as the sole member of the investment committee (with sole voting and dispositive power) of Centennial Fiduciary Management LLC, which serves as trustee of certain other trusts established by Mr. Ergen for the benefit of his family .

There is no arrangement or agreement between any of the trusts identified in clauses (iii) through (v) above to vote or dispose of any shares of EchoStar. Mr. Gouger exercises voting and dispositive power with respect to the 2015 GRAT and the 2014 GRAT independently and in accordance with his fiduciary responsibilities to the beneficiaries of such trusts. Solely by virtue of his position as the sole member of the investment committee of Centennial Fiduciary Management LLC, which serves as trustee, Mr. Gouger exercises voting and dispositive power on behalf of Centennial Fiduciary Management LLC with respect to each family trust independently and in accordance with Centennial Fiduciary Management LLC's fiduciary responsibilities to the beneficiaries of such family trusts.

(2) Based on 46,637,722 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by Mr. Gouger into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Gouger may be deemed to beneficially own would be approximately 15.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Gouger beneficially owns equity securities of EchoStar representing approximately 27.7% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Centennial Fiduciary Management LLC

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 4,809,845 VOTING SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 4,809,845 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
4,809,845

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 9.3% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) “Voting Shares” include all shares of Class A Common Stock and Class B Common Stock of EchoStar of which Centennial Fiduciary Management LLC is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: 1,640 shares of Class A Common Stock and 4,808,205 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Charles W. Ergen for the benefit of his family of which Centennial Fiduciary Management LLC is trustee, including: (A) 3,560,833 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock owned beneficially by Centennial Fiduciary Management LLC solely in its capacity as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the 2010 Family Trust; and (B) 1,247,372 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock owned beneficially by Centennial Fiduciary Management LLC solely in its capacity as trustee (with sole voting and dispositive power) of certain other trusts established by Charles W. Ergen for the benefit of his family. There is no arrangement or agreement between any of the trusts identified above to vote or dispose of any shares of EchoStar.

(2) Based on 46,637,722 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own would be approximately 5.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of EchoStar representing approximately 9.2% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen 2010 Family Wyoming Trust

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 3,560,833 VOTING SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 3,560,833 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
3,560,833

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 7.1% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2010 Family Trust are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 46,637,722 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own would be approximately 3.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of EchoStar representing approximately 6.8% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Three-Year 2014 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 2,680,131 VOTING SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 2,680,131 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
2,680,131

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 5.4% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2014 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 46,637,722 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own would be approximately 2.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of EchoStar representing approximately 5.1% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON

Ergen Three-Year 2015 SATS GRAT

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐

(b)	☒

3.           SEC Use Only

4.	SOURCE OF FUNDS
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 7,004,758 VOTING SHARES (1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 7,004,758 VOTING SHARES (1)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
7,004,758

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.1% (2)

14.	TYPE OF REPORTING PERSON
OO

(1) All of the shares beneficially held by the 2015 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 46,637,722 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to beneficially own would be approximately 7.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person beneficially owns equity securities of EchoStar representing approximately 13.4% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares).

ITEM 2. Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) William R. Gouger; (b) Centennial Fiduciary Management LLC; (c) the 2010 Family Trust; (d) the 2014 GRAT; and (e) the 2015 GRAT, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Gouger, Centennial Fiduciary Management LLC, the 2010 Family Trust, the 2014 GRAT, and the 2015 GRAT.

(A) William R. Gouger

Mr. Gouger’s principal occupation is owner and manager of SC Management, LLC, whose principal business is to provide management services, including, tax and estate planning services. His address is 5701 S. Santa Fe Drive, Littleton, Colorado 80123. Mr. Gouger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gouger is a citizen of the United States.

(B) Centennial Fiduciary Management LLC

Centennial Fiduciary Management LLC is organized under the laws of the State of Wyoming and its principal business is to serve as trustee for certain trusts established by Charles W. Ergen for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Centennial Fiduciary Management LLC has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of certain trusts established by Charles W. Ergen for the benefit of his family, Centennial Fiduciary Management LLC is vested with sole voting and dispositive power over the 1,640 shares of Class A Common Stock and 4,808,205 shares of Class B Common Stock held by such trusts, including the 2010 Family Trust, except as set forth in Item 6 below. The investment committee of the board of directors of Centennial Fiduciary Management LLC is vested with the sole authority to authorize or direct investment decisions with respect to the assets held by each respective trust for which Centennial Fiduciary Management LLC acts as trustee, including, without limitation, any and all decisions relating to the voting or disposition of all securities. Mr. Gouger currently is the sole member of such investment committee and thereby exercises sole voting and dispositive power over any securities held by such trusts.

The sole member of Centennial Fiduciary Management LLC is Centennial Purpose Trust, a trust organized under the laws of the State of Wyoming, and its principal business is to hold the membership interests in Centennial Fiduciary Management LLC. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Centennial Purpose Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Charles W. Ergen, Cantey M. Ergen and Mr. Gouger currently serve as directors of Centennial Fiduciary Management LLC. Mr. Ergen, Mrs. Ergen, and Mr. Gouger currently serve as the President, the Vice-President, and the Treasurer and Secretary, of Centennial Fiduciary Management LLC, respectively.

Mr. Ergen’s principal occupation is Chairman and Chief Executive Officer of DISH Network and Chairman of EchoStar, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) 2010 Family Trust

The 2010 Family Trust was formed under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Centennial Fiduciary Management LLC, as Trustee, at 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. The 2010 Family Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2010 Family Trust, Centennial Fiduciary Management LLC is vested with sole voting and investment power over the 3,560,833 shares of Class B Common Stock held by the 2010 Family Trust, except as set forth in Item 6 below.

(D) 2014 GRAT

The 2014 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o William R. Gouger, as Trustee, at 5701 S. Santa Fe Drive, Littleton, Colorado 80123. The 2014 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2014 GRAT, Mr. Gouger is vested with sole voting and investment power over the 2,680,131 shares of Class B Common Stock held by the 2014 GRAT, except as set forth in Item 6 below.

(E) 2015 GRAT

The 2015 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o William R. Gouger, as Trustee, at 5701 S. Santa Fe Drive, Littleton, Colorado 80123. The 2015 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2015 GRAT, Mr. Gouger is vested with sole voting and investment power over the 7,004,758 shares of Class B Common Stock held by the 2015 GRAT, except as set forth in Item 6 below.

ITEM 3. Source and Amount of Funds and Other Consideration.

Item 3 is amended and supplemented as follows:

This Amendment No. 11 to Schedule 13D is being filed solely as a result of a change in trustee, effective January 1, 2017, of certain trusts established by Charles W. Ergen for the benefit of his family, including the 2010 Family Trust. On that date, Centennial Fiduciary Management LLC replaced William R. Gouger as trustee for these trusts, which collectively hold 1,640 shares of Class A Common Stock and 4,808,205 shares of Class B Common Stock. Centennial Fiduciary Management LLC disclaims any beneficial ownership in the shares of Class A Common Stock and Class B Common Stock held by such trusts. See Item 4 below. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

This Amendment No. 11 to Schedule 13D is being filed solely as a result of a change in trustee, effective January 1, 2017, of certain trusts established by Charles W. Ergen for the benefit of his family, including the 2010 Family Trust. On that date, Centennial Fiduciary Management LLC replaced William R. Gouger as trustee for these trusts, which collectively hold 1,640 shares of Class A Common Stock and 4,808,205 shares of Class B Common Stock. Centennial Fiduciary Management LLC disclaims any beneficial ownership in the shares of Class A Common Stock and Class B Common Stock held by such trusts. The investment committee of the board of directors of Centennial Fiduciary Management LLC is vested with the sole authority to authorize or direct investment decisions with respect to the assets held by each respective trust for which it acts as trustee, including, without limitation, any and all decisions relating to the voting or disposition of all securities. Mr. Gouger currently is the sole member of such investment committee and thereby exercises sole voting and dispositive power over any securities held by such trusts, including the 1,640 shares of Class A Common Stock and 4,808,205 shares of Class B Common Stock held by these trusts. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons are not aware of any plans or proposals which any Reporting Person may have which relate to or would result in:

(a)	the acquisition by any person of additional securities of EchoStar, or the disposition of securities of EchoStar;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EchoStar or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of EchoStar or any of its subsidiaries;

(d)	any change in the present board of directors or management of EchoStar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board;

(e)	any material change in the present capitalization or dividend policy of EchoStar;

(f)	any material change in EchoStar’s business or corporate structure;

(g)	changes in EchoStar’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of EchoStar by any person;

(h)
causing a class of securities of EchoStar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of EchoStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of the foregoing.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

                (a) This filing is for the cumulative share holdings of an affiliated group as of the close of business on January 1, 2017. See Items 11 and 13 of the cover pages to this Amendment No. 11 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

Mr. Ergen's beneficial ownership includes 35,130,098 shares of Class A Common Stock, including 33,898,328 shares of Class A Common Stock issuable upon conversion of Mr. Ergen’s shares of Class B Common Stock. Based on 46,637,722 shares of Class A Common Stock outstanding on December 30, 2016 and assuming the conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable or may become exercisable within 60 days of December 30, 2016, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 43.3%. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable or may become exercisable within 60 days of December 30, 2016, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to beneficially own would be approximately 36.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 63.7% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock and no conversion of EchoStar’s outstanding preferred tracking shares, and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable or may become exercisable within 60 days of December 30, 2016). Mr. Ergen’s beneficial ownership of shares of Class A Common Stock excludes 1,640 shares of Class A Common Stock and 14,493,094 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain grantor retained annuity trusts and other trusts established by Mr. Ergen for the benefit of his family.

Mrs. Ergen's beneficial ownership includes 47 shares of Class A Common Stock beneficially owned by Mrs. Ergen and 201 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan. Based on 46,637,722 shares of Class A Common Stock outstanding on December 30, 2016, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 0.0%.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 11 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

Except for 11,770 shares of Class A Common Stock for which Mr. Ergen shares voting and dispositive power with Mrs. Ergen and one of his children, Mr. Ergen has sole voting and dispositive power over all shares of Class A Common Stock and Class B Common Stock described in Item 5(a) above.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than (i) as described herein and (ii) the distribution by the 2015 GRAT on November 30, 2016 of 1,995,242 shares of Class B Common Stock held by the 2015 GRAT to Mr. Ergen as an annuity payment, which transaction was reported by the 2015 GRAT on a Schedule 13D filed December 1, 2016 and a Form 4 filed December 2, 2016. Neither Mr. Ergen nor Mrs. Ergen has effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than the distribution on November 30, 2016 by the 2015 GRAT of 1,995,242 shares of Class B Common Stock held by the 2015 GRAT to Mr. Ergen as an annuity payment, which transaction was reported by Mr. Ergen on a Schedule 13D filed on December 1, 2016 and a Form 4 filed on December 2, 2016.

              (d) Not applicable.

              (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Except as disclosed below and elsewhere in this Schedule 13D/A, neither Mr. Gouger nor Centennial Fiduciary Management LLC, the 2010 Family Trust, the 2014 GRAT, the 2015 GRAT, Mr. Ergen and Mrs. Ergen are party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The trust agreements for each of the 2010 Family Trust, the 2014 GRAT, and the 2015 GRAT each contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2010 Family Trust, the 2014 GRAT, or the 2015 GRAT, respectively, unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of each of the 2010 Family Trust, the 2014 GRAT, and the 2015 GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2010 Family Trust, the 2014 GRAT, or the 2015 GRAT, respectively.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of EchoStar such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2010 Family Trust, the 2014 GRAT, or the 2015 GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated May 30, 2014 and November 30, 2015; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7. Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM R. GOUGER
Dated: January 3, 2017	/s/ William R. Gouger
CENTENNIAL FIDUCIARY MANAGEMENT LLC
Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Director ERGEN 2010 FAMILY WYOMING TRUST
Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Director ERGEN THREE-YEAR 2014 SATS GRAT

Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Trustee
ERGEN THREE -YEAR 2015 SATS GRAT
Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Trustee

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

WILLIAM R. GOUGER
Dated: January 3, 2017	/s/ William R. Gouger
CENTENNIAL FIDUCIARY MANAGEMENT LLC
Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Director ERGEN 2010 FAMILY WYOMING TRUST
Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Director ERGEN THREE-YEAR 2014 SATS GRAT

Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Trustee
ERGEN THREE -YEAR 2015 SATS GRAT
Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Trustee